UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Blount International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

095180105

(CUSIP number)

Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050

(Name, address and telephone number of person authorized to receive notices and communications)

July 2, 2012

(Date of event which requires filing of this statement)

(Note: This Amendment No. 1 is not required; it is being filed voluntarily as a final amendment to report beneficial ownership of less than 5% of the outstanding class.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 095180105	Page 2

1.	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,518,819 (see Item 5)†
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,518,819 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,518,819 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.1% (see Item 5)†*
14.	TYPE OF REPORTING PERSON: PN

†	As of July 2, 2012.
*	Percentage calculation is based on the number of shares of Common Stock outstanding as of May 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

13D

CUSIP No. 095180105	Page 3

1.	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,940 (see Item 5)†
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,940 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,940 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): less than 0.1% (see Item 5)†*
14.	TYPE OF REPORTING PERSON: PN

†	As of July 2, 2012.
*	Percentage calculation is based on the number of shares of Common Stock outstanding as of May 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

13D

CUSIP No. 095180105	Page 4

1.	NAME OF REPORTING PERSON: Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 480,320 (see Item 5)†
	9.	SOLE DISPOSITIVE POWER: 480,320 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 480,320 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0% (see Item 5)†*
14.	TYPE OF REPORTING PERSON: PN

†	As of July 2, 2012.
*	Percentage calculation is based on the number of shares of Common Stock outstanding as of May 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

13D

CUSIP No. 095180105	Page 5

1.	NAME OF REPORTING PERSON: Stockbridge Fund M, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 214,238 (see Item 5)†
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 214,238 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 214,238 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4% (see Item 5)†*
14.	TYPE OF REPORTING PERSON: PN

†	As of July 2, 2012.
*	Percentage calculation is based on the number of shares of Common Stock outstanding as of May 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

13D

CUSIP No. 095180105	Page 6

1.	NAME OF REPORTING PERSON: Stockbridge Master Fund (OS), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 163,731 (see Item 5)†
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 163,731 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 163,731 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3% (see Item 5)†*
14.	TYPE OF REPORTING PERSON: PN

†	As of July 2, 2012.
*	Percentage calculation is based on the number of shares of Common Stock outstanding as of May 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D first filed on August 29, 2011 (the “Schedule 13D”) and is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”); Stockbridge Absolute Return Fund, L.P. (“SARF”); Stockbridge Partners LLC (“SP”); Stockbridge Fund M, L.P. (“SFM”); and Stockbridge Master Fund (OS), L.P. (“SOS”). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended as follows:

The ultimate source of funds for the acquisition of the Common Stock during the period of August 30, 2011 through July 2, 2012 by SF and SOS was capital contributions of the partners of such Reporting Person or investment proceeds thereof. The total amount of funds used by SF and SOS in making their purchases was approximately as follows: SF $3,532,906; and SOS $604,177.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is amended as follows:

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. As of July 2, 2012, the Reporting Persons beneficially owned in the aggregate 2,387,048 shares of Common Stock, representing approximately 4.88% of the shares of Common Stock outstanding (based on the number of shares outstanding as of May 1, 2012, being 48,944,049 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2012).

As the sole general partner of SF, SARF, SFM and SOS, SA may be deemed to beneficially own shares of Common Stock held by SF, SARF, SFM and SOS. However, SA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Amendment No. 1 shall not be construed as an admission that SA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by SF, SARF, SFM and SOS.

By virtue of their positions as managing members of SA and BP, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by SF, SARF, SP, SFM and SOS. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by SF, SARF, SP, SFM and SOS, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock. To the knowledge of the Reporting Persons, none of the Berkshire Principals otherwise beneficially owns shares of Common Stock.

(c) None of the Reporting Persons, SA, BP or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, and none of the Berkshire Principals has effected a transaction in Common Stock during the 60 calendar days preceding the date of this Amendment No. 1.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on January 20, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2012

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:	Berkshire Partners LLC,
its sole managing member

By:	Berkshire Partners Holdings LLC,
its managing member

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE FUND M, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC,
its general partner

By:
Name: Sharlyn C. Heslam
Title: Managing Director